Exhibit 99.1

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REGULATED INFORMATION

Nyxoah Announces a $15 Million Private Placement Financing

Mont-Saint-Guibert, Belgium – March 23, 2023, 9:05pm CET / 4:05pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced a €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at current exchange rates) , the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at current exchange rates) and will be used for general corporate purposes. The closing is expected to occur on or about March 30, 2023, subject to customary closing conditions.

The private placement financing includes historical Nyxoah shareholders, notably ResMed and Robert Taub, Nyxoah’s Founder and Chairman.

The ordinary shares are being sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

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ADDITIONAL INFORMATION

The following information is provided pursuant to Article 7:97 of the Belgian Companies and Associations Code. The new shares were offered pursuant to a private placement. The investors that purchase the shares include, among others, (either directly or through entities controlled by them) Robert Taub, who is the chairman of the board of directors, and Jürgen Hambrecht, who is an independent director. Together, those two investors purchase new shares for EUR 5.6 million in gross proceeds at an issue price equal to the closing price on Euronext Brussels on March 23, 2023.

As Robert Taub and Jürgen Hambrecht qualify as related parties of the Company, the board of directors applied the related parties procedure of article 7:97 of the Belgian Companies and Associations Code in connection with the participation of the aforementioned directors to the private placement. Within the context of the aforementioned procedure, prior to resolving on the private placement, a committee of three independent directors of the Company (the “Committee”) issued an advice to the board of directors in which the Committee assessed the participation of the two aforementioned investors in the private placement. In its advice to the board of directors, the Committee concluded the following: “Based on the information provided, the Committee considers that the proposed Transaction is in line with the strategy pursued by the Company, will be done on market terms, and is unlikely to lead to disadvantages for the Company and its shareholders (in terms of dilution) that are not sufficiently compensated by the advantages that the Transaction offers the Company”.

The Company’s board of directors approved the principle of the private placement and did not deviate from the Committee's advice. The Company’s statutory auditor's assessment of the Committee's advice and the minutes of the meeting of the Company’s board of directors, is as follows: "Based on our limited review, performed in accordance with ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity" and the applicable standards of the "Institut des Réviseurs d'Entreprises/Instituut der Bedrijfsrevisoren", nothing has come to our attention that causes us to believe that the financial and accounting data contained in the minutes of the board of directors' meeting of March 23, 2023 and in the report of the committee of independent directors in accordance with article 7: 97 of the Companies and Associations Code would contain material inconsistencies with the information available to us in the course of our engagement. However, we do not express an opinion on the value of the transaction or on the appropriateness of the decision of the board of directors".

IMPORTANT INFORMATION

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION WHERE TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS FOR GENERAL INFORMATION ONLY AND DOES NOT FORM PART OF ANY OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF ANY OFFER TO SELL OR PURCHASE, ANY SECURITIES. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER, SUBSCRIPTION, SALE AND PURCHASE OF SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS ANNOUNCEMENT SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements may be identified by words such as “expects,” “potential,” “could,” or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include express or implied statements relating to, among other things, Nyxoah’s current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies; and statements relating to the private placement, including the expected closing, the anticipated proceeds from the private placement and the use thereof. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond Nyxoah’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, these risks and uncertainties include, without limitation, risks relating to market conditions and the Company’s inability, or the inability of the investors, to satisfy the conditions for the closing in the private placement. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. Other risks and uncertainties faced by Nyxoah include those identified under the heading "Risk Factors" in Nyxoah’s most recent Annual Report on Form 20-F filed with the SEC, as well as subsequent filings and reports filed with the SEC. The forward-looking statements contained in this press release reflect Nyxoah’s views as of the date hereof, and Nyxoah does not assume and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

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